Via Facsimile and U.S. Mail
Mail Stop 4720

June 12, 2009

Mr. Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

Re: Odyssey Re Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-16535

Dear Mr. Barnard:

        We have reviewed your filing and have the following comments. We have limited
our review to your financial statements and related disclosures and do not intend to
expand our review to other portions of your document. In our comments, we ask you to
provide us with information to better understand your disclosure. Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information provided,
we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Results, page 72

1. You state only that the 2008 net realized investment gains on your credit default
    swaps and total return swaps of $887.1 million were caused by widening credit
    spreads and declining equity indices. Please explain and quantify the factors

underlying these causes, as well as the factors that caused the significant volatility in the fair value of your credit default swaps and total return swaps during 2008. Discuss and quantify the corresponding reasonably likely impact of this continuing volatility on your exposure to credit and equity price risk and the future cost and effectiveness of your hedging programs.

Credit Risk and Equity Price Risk, pages 92 and 93

2. Please describe your current objectives and strategies for using derivative instruments to protect invested capital and quantify how derivative instruments and related hedged items have affected and are expected to affect your financial position, results of operations and cash flows.

3. As a result of your close-out of equity index and common stock total return swaps and sale of credit default swaps, you have eliminated a significant portion of the economic hedges protecting your invested capital and are exposed to a significantly larger degree to declines in the world financial markets. Please revise your disclosure to explain and quantify the impact of these transactions on your strategy for controlling future credit risk and equity price risk. Describe any limitations in your ability to mitigate these financial risks in the future on a basis consistent with your historical results and their expected effect on your financial position, operating results and cash flows.

4. In connection with the remaining credit default swaps with a $1.78 billion notional value at December 31, 2008, please disclose the material terms of these credit default swap contracts, including the identity of counterparties to these transactions, the specific covered financial risks, the defined credit events and collateral posting requirements, as well as the nature of events and conditions that would trigger them.

Notes to Consolidated Financial Statements

7. Investments and Cash

(f) Derivative Investments and Short Sales, page 127

5. In recent years, you have been purchasing credit default swaps referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry that served as an economic hedge against fair value declines of your financial assets. In 2008, you sold credit default swaps with a notional value of $3.1 billion for proceeds of $576.8 million, realizing gains of $512.1 million. You also recognized a $161.3 million reduction in fair value for these derivative instruments. Please revise to disclose the process and accounting for these credit default swap sales, including how the $512.1 million gain on these sales related to

previously-recognized changes in fair value for these derivative financial instruments. Tell us how each payment made or received was recorded and the amount of any gain or loss recognized. Link this disclosure to the related amounts recorded in your financial statements, including derivative liabilities and any amounts of collateral received. Discuss, as applicable, counterparty netting activity that occurred in connection with these transactions. Also, disclose the nature of the proceeds received in connection with these 2008 sales.

6. In 2008, you "closed-out" equity index and common stock total return swaps, realizing gains of $540.2 million. Please revise to disclose the process and accounting for these "close-out" transactions. Tell us how each payment made or received was recorded and the amount of any gain or loss recognized. Link this disclosure to the related amounts recorded in your financial statements, including derivative liabilities and any amounts of collateral received. Discuss, as applicable, counterparty netting activity that occurred in connection with these transactions. Also, explain how the gains of $540.2 million related to the corresponding $691.0 million notional amount at December 31, 2007.

7. You state that the fair values of credit default swaps are subject to significant volatility. In 2008, you recognized a $161.3 million decrease in fair value of these instruments, as compared to your recognition of a $275.5 million increase in fair value in 2007. Please revise to disclose the specific factors that you considered in validating the market-derived fair values provided by broker–dealers during 2008. Include a description of the models and related key assumptions in this validation process.

8. In 2008, you sold credit default swaps with a notional value of $3.1 billion and an original cost of $64.8 million for proceeds of $576.8 million. However, credit default swaps held at December 31, 2008 had a notional value of $1.8 billion, an original cost of $30.8 million but a fair value of only $82.8 million. Please revise to disclose the specific factors that caused this decline in fair value for credit default swaps held at December 31, 2008.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant